UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: May 13, 2025	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Exhibit No.	Description
99.1	Press release “Sweet Innovation, Less Sugar: Chanson International Holding Refines Natural Sweetener Blend for Healthier Beverages and Baked Goods”, dated May 7, 2025
99.2	Press release “Chanson International Reports on Diversity Initiatives and Responsible Business Practices”, dated May 9, 2025
99.3	Press release “Chanson International’s ‘Songkang Meal’ Nasogastric Nutrition Formula Approved for Use in China”, dated May 13, 2025

2